FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F  ☑                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MELCO CROWN ENTERTAINMENT LIMITED

Form 6-K

Signature

Exhibit 99.1	-	Listing Document, dated November 30, 2011

Exhibit 99.2	-	Formal Notice of Listing on The Stock Exchange of Hong Kong Limited, dated November 30, 2011

Exhibit 99.3	-	Press Release, dated November 30, 2011, entitled “Melco Crown Entertainment Limited Announces Dual Primary Listing by Way of Introduction on the Main Board of the Hong Kong Stock Exchange”

Exhibit 99.4	-	Press Release, dated November 29, 2011, entitled “Conversion of Shareholders’ Loans”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
	Name:	Geoffrey Davis, CFA
	Title:	Chief Financial Officer

Date: November 30, 2011